Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State of Jurisdiction of Organization	Type of Subsidiary
First Midwest Bank	Illinois	Corporation
First Midwest Capital Trust I	Delaware	Statutory Business Trust
Bridgeview Capital Trust II	Delaware	Statutory Business Trust
Bridgeview Statutory Trust I	Delaware	Statutory Business Trust
Great Lakes Statutory Trust II	Delaware	Statutory Business Trust
Great Lakes Statutory Trust III	Delaware	Statutory Business Trust
Northern Oak Wealth Management, Inc.	Wisconsin	Corporation
Northern States Statutory Trust I	Delaware	Statutory Business Trust
Premier Asset Management LLC	Illinois	Limited Liability Company